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Nicholas A. Kronfeld nicholas.kronfeld@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

August 24, 2021

Re:	Getnet Adquirencia E Servicos Para Meios De Pagamento S.A. Draft Registration Statement on Form 20-F 12B Submitted June 28, 2021 CIK No. 0001867325

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Aamira Chaudhry, Staff Accountant

Linda Cvrkel, Staff Accountant

Scott Anderegg, Staff Attorney

Jacqueline Kaufman, Staff Attorney

Ladies and Gentlemen:

On behalf of our client, Getnet Adquirência e Serviços para Meios de Pagamento S.A. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated July 28, 2021 (the “Comment Letter”). On June 28, 2021, the Company confidentially submitted a draft Registration Statement on Form 20-F (“Draft Registration Statement”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential nonpublic review. The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter for confidential nonpublic review Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

The Company respectfully advises the Staff that the Company’s audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018 (the “Audited Consolidated Financial Statements”) have been restated to correct a classification error between “Selling, General and Administrative Expenses” and “Costs of services.” The Company identified expenses that should have been classified as costs of services. Accordingly, these costs were reclassified from “Selling, General and Administrative Expenses,” as originally reported, to “Costs of services” in the Company’s income statement in compliance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors and the Audited Consolidated Financial Statements have been restated to reflect this reclassification. Amendment No. 1 includes the restated Audited Consolidated Financial Statements and the financial information for the years ended December 31,

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2020, 2019 and 2018 included in Amendment No 1 is derived from the restated Audited Consolidated Financial Statements.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Draft Registration Statement.

Draft Registration Statement on Form 20-F submitted June 28, 2021
Introduction, page 2

1.	Please revise your disclosure throughout the filing to clearly state that TPV is not your revenue and is not included in your statement of income.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 2, 19, 68, 75, 76, 77, 83, 86, 87, 119 and 122 to clarify that TPV is not the Company’s revenue and is not included in the Company’s consolidated statement of income.

2.	Please revise to define in detail "wholesale customers" and "retail customers."

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 1 and 2 of Amendment No. 1 to define "wholesale customers" and "retail customers."

Earnings Per Share Data, page 17

3.	Please revise to include footnote disclosure which indicates the numerators and denominators used to compute pro forma basic and diluted earnings per shares for each period presented.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 17 of Amendment No. 1 to indicate the numerators and denominators used to compute pro forma basic and diluted earnings per shares for each period presented.

Risk Factors, page 36

4.	We note your risk factor disclosure "We incur chargeback and refund liability when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their

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customers." Please quantify the amounts of chargebacks and refunds incurred during each of the periods presented in the financial statements.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 37 of Amendment No. 1 in response to the above comment.

5.	Please add risk factor disclosure regarding your jury trial waiver provision.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 57 and 58 of Amendment No. 1 to include a risk factor regarding the jury trial waiver provision to be included in the deposit agreement.

Santander Brasil believes it is reasonable to treat the Spin-Off as a transaction that is tax-free to holders of Santander Brasil ADSs ..., page 43

6.	We note your disclosure "certain transactions expected to be undertaken after the Spin-Off in connection with [y]our integration into Santander Group’s PagoNxt initiative." In an appropriate place in your filing, please discuss the transactions to be undertaken after the Spin-Off in connection with your integration into Santander Group’s PagoNxt initiative.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 81 and 82 of Amendment No. 1 to discuss the transactions to be undertaken after the Spin-Off in connection with the Company’s integration into Santander Group’s PagoNxt initiative.

Investors may find it difficult to enforce civil liabilities against us or our directors and officers, page 52

7.	Please either expand your risk factor or provide a new risk factor to address whether a shareholder can bring an original action in a Brazilian court to enforce liabilities based upon the U.S. federal securities laws against the Company, officers or directors.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 56 of Amendment No. 1 in response to the above comment.

Overview, page 63

8.	Please tell us how you calculated equity value per common share (reais per common share).

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Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 69 to clarify how equity value per common share (reais per common share) is calculated.

Business Overview, page 67

9.	We note that you include results and metrics here and throughout the filing for certain historical periods while not disclosing those same results and metrics for 2020. Please revise here and throughout the filing to include all historical periods including the fiscal year ended December 31, 2020 in graphics and charts, as appropriate.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 68 to 92 to include results and metrics for all historical periods including the fiscal year ended December 31, 2020, as appropriate. We note with respect to the graphics and charts on pages 82, 83, 84 and 88 that no information for the year ended December 31, 2020 is available as of the date hereof.

Our Business Model, page 68

10.	You state that in the fiscal year ended December 31, 2020, you recorded a TPV of R$274 billion, net income of R$290 million, EBITDA of R$1.15 billion, and net income and EBITDA margins of 13.4% and 53.4%, respectively. As TPV is not your revenue and is not "recorded" in your results, please revise your disclosure accordingly. Additionally, please revise your disclosure here to state that TPV is not part of your revenues and is not included in your operating results in your consolidated statement of income. Please also reconcile the net income of R$290 million, EBITDA of R$1.15 billion and net income and EBITDA margins of 13.4% and 53.4%, respectively, mentioned here with the net income of R$361 per your consolidated statement of income for 2020 and with the amounts disclosed on page 20 of your filing.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosures on page 2, 19, 68, 75, 76, 77, 83, 86, 87, 119 and 122 to clarify that TPV is not the Company’s revenue and is not included in the statement of income. In addition, the Company has revised the disclosure on pages 75 and 76 to correct the amounts of net income, EBITDA and EBITDA Margin presented.

Participation in Each Market, page 80

11.	We note your disclosure of the Volume Market Share for yourself and your competition. Please explain to us why you do not identify your competition by name.

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Response:

We respectfully acknowledge the Staff's comment. The Company has not revised the disclosure with respect to market share in Amendment No. 1 to identify its competitors by name. The Company notes that its competitors are identified by name on page 25 and that the graphic on page 92 discloses the Company’s own market share. The Company believes that while the identities of its competitors and information regarding the Company’s market share and that of each of its competitors is material to investors and accordingly has been disclosed, attribution of market share to each competitor by name is not.

Principal Components of Our Results of Operations, page 99

12.	We note that your selling, general and administrative expenses include expenses incurred for personnel, technology and systems, depreciation and amortization and other personnel expenses amongst others. Please tell us if you include any personnel or technology and system expenses within costs of services. If not, please explain why.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised disclosure on page 113 of Amendment No. 1 to clarify that costs of services includes direct personnel, technology and systems costs in addition to the amortization and depreciation of such costs which had been capitalized as intangible assets and property, plant and equipment. The Company respectfully advises the Staff that it identified expenses that should have been classified as costs of services. Accordingly, these costs were reclassified from “Selling, General and Administrative Expenses,” as originally reported, to “Costs of services” in the Company’s income statement in compliance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The Audited Consolidated Financial Statements have been restated to reflect this reclassification. The Company refers the Staff to note 1 of the Audited Consolidated Financial Statements included in Amendment No. 1 on page F-48.

Net cash flows from (used in) operating activities, page 108

13.	You state that the variation in cash flows from operating activities is primarily due to the fact that you used cash on the first business day of 2019 to make transfers to accredited establishments in relation to transactions carried out prior to December 31, 2018. You further state that this was because, for logistical reasons, you were not ready to make the relevant payments prior to December 31, 2018, and as a result you made these payments on the first business day of 2019. Please clarify what these payments to accredited establishments were for and explain why you were not ready to make these payments prior to December 31, 2018.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised disclosure on page 127 of Amendment No. 1 in response to the above comment.

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Notes to the Consolidated Financial Statements

Note 13. Revenue From Services and Costs of Services, page F-36

14.	Please revise your revenue recognition disclosures to provide a more through and comprehensive discussion of your performance obligations for each type of revenue and the significant judgments involved in determining the timing of satisfaction of performance obligations, the transaction price and the amounts allocated to the performance obligations.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages F-35, F-36 and F-37 as well as pages F-76, F-77 and F-78 of Amendment No. 1 to provide a more thorough and comprehensive discussion of the Company’s performance obligations for each type of revenue and the significant judgments involved in determining the timing of satisfaction of performance obligations, the transaction price and the amounts allocated to the performance obligations.

Note 19. Events After the Reporting Period, page F-43

15.	We note that on May 12, 2021, you entered into an investment agreement to acquire 60% of the capital of Eyemobile. Please revise to disclose the nature and amount of the consideration you plan to issue as part of your investment in Eyemobile.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 60, F-38 and F-84 of Amendment No. 1 in response to the above comment.

General

16.	Please confirm parent company, Banco Santander (Brasil) S.A., will deliver an information statement that describes the spin-off and your company, and substantially complies with Regulation 14A or Regulation 14C under the Exchange Act. Refer to Staff Legal Bulletin No. 4.

Response:

We respectfully acknowledge the Staff's comment, and the Company confirms that its parent company, Banco Santander (Brasil) S.A., will deliver to its shareholders an information statement that describes the spin-off and the Company and which substantially complies with Regulation 14A or Regulation 14C under the Exchange Act.

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Please do not hesitate to contact me at 212-450-4950 or nicholas.kronfeld@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Nicholas A. Kronfeld

cc:	Pedro Carlos Araújo Coutinho, Getnet Adquirência e Serviços para Meios de Pagamento S.A. Paulo Pecht, Partner, PricewaterhouseCoopers Auditores Independentes